Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec	Elan
Amy Brockelman	Davia B. Temin
Ph: 617 914 6524	Ph: 212 407 5740
Elizabeth Headon
Katja Buller	353 1 498 0300
41 41 392 1792

INVESTOR CONTACTS:
Biogen Idec	Elan
Eric Hoffman	Emer Reynolds
Ph: 617 679 2812	Ph: 353 1 709 4000
Chris Burns
800 252 3526

NEW DATA ON TYSABRI® PRESENTED AT ECTRIMS CONGRESS
DEMONSTRATE SIGNIFICANT IMPROVEMENT IN COGNITIVE FUNCTION
IN PATIENTS WITH MULTIPLE SCLEROSIS

Zug, Switzerland and Dublin, Ireland - September 28, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that data from the Phase III AFFIRM monotherapy study demonstrated that treatment with TYSABRI® (natalizumab) significantly reduced the proportion of multiple sclerosis (MS) patients with worsening cognitive function as measured by the 3-second Paced Auditory Serial Addition Test (PASAT 3). These data, presented at the 22nd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Madrid, Spain, contribute to existing data which demonstrate the overall therapeutic benefits of TYSABRI, including its significant impact on relapse reduction, disability progression and MRI measures. TYSABRI has demonstrated a 68% relative reduction in the annualized relapse rate compared to placebo and a 42% reduction in the relative risk of disability progression, as published in the New England Journal of Medicine.

Cognitive deficits are under-recognized and often misdiagnosed as depression, stress or other personality disorders. Studies have shown that approximately 43% to 65% of MS patients show measurable cognitive impairment in formal testing.1  Cognitive dysfunction can occur early in MS and in patients with relatively mild physical disability. These deficits have a substantial effect on the daily functioning of patients. Areas impacted by cognitive dysfunction include memory, ability to process information and learning. 1,2

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1 Rao SM, et al. Neurology. 1991;41:685-691

2 Amato MP, et al. Arch Neurol. 1995;52:168-172

Page 2 New Data on TYSABRI® Presented at ECTRIMS Congress Demonstrate Significant Improvement in Cognitive Function in Patients with MS

The AFFIRM study was a two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide, evaluating the effect of TYSABRI on the progression of disability and the rate of clinical relapses.  Evaluating the effect of TYSABRI on cognitive function was a pre-specified endpoint of the AFFIRM study. Cognitive function was assessed using the 3-second Paced Auditory Serial Addition Test (PASAT 3), a test of auditory information processing. The study showed that treatment with TYSABRI reduced the risk of sustained cognitive worsening by 43% (p=0.013) when compared to placebo.

These cognitive function data complement the previously presented results of the AFFIRM study, which demonstrated a significant effect of TYSABRI on two-widely accepted health-related quality of life measures, the Short Form-36 Health Survey and the Visual Analogue Scale.

“Neuropsychological dysfunction significantly diminishes quality of life in many patients with multiple sclerosis, impacting everything from employment to social interaction. It is responsible for much hardship experienced by MS patients. The important positive effects of TYSABRI on cognitive functioning and quality of life add to the important benefits already reported on progression of disability and relapses. This provides strong evidence that observed neurologic benefits translate into important improvements as perceived by the patients,” said Richard Rudick, MD, Director of the Mellen Center for Multiple Sclerosis Treatment and Research at the Cleveland Clinic.

About TYSABRI
In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program. According to product labeling, after two years, TYSABRI treatment led to a 67% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% (p<0.001). TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI. Changes in MRI findings often do not correlate with changes in the clinical status of patients (e.g., disability progression). The prognostic significance of the MRI findings in these studies has not been evaluated.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS. According to product labeling in the EU, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

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Page 2 New Data on TYSABRI® Presented at ECTRIMS Congress Demonstrate Significant Improvement in Cognitive Function in Patients with MS

Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Herpes infections were slightly more common in patients treated with TYSABRI. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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